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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)
                                (Amendment No.1)

 INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c)
          AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2

                         ------------------------------

                              BENETTON GROUP S.p.A.
                                (Name of Issuer)

                   ORDINARY SHARES OF EURO 1.30 PAR VALUE EACH
                         (Title of Class of Securities)

                                    08179540
                                 (CUSIP Number)

                          January 2006 - December 2006
               (Date of Event Which Requires Filing this Staement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:


     [ ]  Rule 13d-1(b)

     [ ]  Rule 13d-1(c)

     [X]  Rule 13d-1(d)

-----------------------------------------------------------               ----------------------------------------------
CUSIP No.   08179540                               13G
-----------------------------------------------------------               ----------------------------------------------

-----------------------    ---------------------------------------------------------------------------------------------
1                          NAME OF REPORTING PERSON
                           I.R.S. IDENTIFICATION NO.
                           OF ABOVE PERSON

                           EDIZIONE HOLDING S.p.A.
                           Not Applicable
-----------------------    ---------------------------------------------------------------------------------------------
2                          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                (a) [ ]
                                                                                                            (b) [ ]
-----------------------    ---------------------------------------------------------------------------------------------
3                          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                                              [ ]
-----------------------    ---------------------------------------------------------------------------------------------
4                          CITIZENSHIP OR PLACE OF ORGANIZATION:  Italy
------------------------------------------------------------------------------------------------------------------------
                           5                       SOLE VOTING POWER:  121,905,639
      NUMBER OF            -------------------     ---------------------------------------------------------------------
        SHARES             6                       SHARED VOTING POWER:  0
     BENEFICIALLY
       OWNED BY            -------------------     ---------------------------------------------------------------------
         EACH              7                       SOLE DISPOSITIVE POWER:  121,905,639
      REPORTING
     PERSON WITH           -------------------     ---------------------------------------------------------------------
                           8                       SHARED DISPOSITIVE POWER:  0
-----------------------    ---------------------------------------------------------------------------------------------
9                          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:  121,905,639
-----------------------    ---------------------------------------------------------------------------------------------
10                         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:                [ ]
-----------------------    ---------------------------------------------------------------------------------------------
11                         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):  66.73%
-----------------------    ---------------------------------------------------------------------------------------------
12                         TYPE OF REPORTING PERSON:  CO

-----------------------------------------------------------               ---------------------------------------------
CUSIP No.  08179540                                             13G
-----------------------------------------------------------               ---------------------------------------------

-----------------------    --------------------------------------------------------------------------------------------
1                          NAME OF REPORTING PERSON
                           I.R.S. IDENTIFICATION NO.
                           OF ABOVE PERSON
                           RAGIONE S.a.p.a. DI GILBERTO BENETTON E C.
                           Not Applicable
-----------------------    -------------------------------------------------------------------------------- -----------
2                          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                (a) [ ]
                                                                                                            (b) [ ]
-----------------------    -------------------------------------------------------------------------------- -----------
3                          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                           PURSUANT TO ITEM 2(d) OR 2(e):                                                       [ ]
-----------------------    --------------------------------------------------------------------------------------------
4                          CITIZENSHIP OR PLACE OF ORGANIZATION:  Italy
-----------------------------------------------------------------------------------------------------------------------
                           5                       SOLE VOTING POWER:  121,905,639
      NUMBER OF            -------------------     --------------------------------------------------------------------
        SHARES             6                       SHARED VOTING POWER:  0
     BENEFICIALLY
       OWNED BY            -------------------     --------------------------------------------------------------------
         EACH              7                       SOLE DISPOSITIVE POWER:  121,905,639
      REPORTING
     PERSON WITH           -------------------     --------------------------------------------------------------------
                           8                       SHARED DISPOSITIVE POWER:  0
-----------------------    --------------------------------------------------------------------------------------------
9                          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:  121,905,639
-----------------------    --------------------------------------------------------------------------------------------
10                         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:                [ ]
-----------------------    --------------------------------------------------------------------------------------------
11                         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):  66.73%
-----------------------    --------------------------------------------------------------------------------------------
12                         TYPE OF REPORTING PERSON:  PN

ITEM 1(a)         NAME OF ISSUER:

                  Benetton Group S.p.A. ("Benetton")

ITEM 1(b)         ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  Benetton Group S.p.A.
                  Via Villa Minelli 1
                  31050 Ponzano Veneto
                  Italy

ITEM 2(a)         NAME OF PERSONS FILING:

                  Edizione Holding S.p.A.
                  Ragione S.a.p.a. di Gilberto Benetton e C.

ITEM 2(b)         ADDRESS OF PRINCIPAL BUSINESS OFFICE:

                  Edizione Holding S.p.A.
                  Calmaggiore 23
                  31100 Treviso
                  Italy

                  Ragione S.a.p.a. di Gilberto Benetton e C.
                  Calmaggiore 23
                  31100 Treviso
                  Italy

ITEM 2(c)         CITIZENSHIP:

                  Edizione Holding S.p.A. is a company incorporated under the laws of the Republic of Italy.
                  Ragione S.a.p.a. di Gilberto Benetton e C. is a partnership organized under the laws of the Republic of Italy.

ITEM 2(d)         TITLE OF CLASS OF SECURITIES:

                  Ordinary Shares.

ITEM 2(e)         CUSIP NUMBER:

                  08179540

ITEM 3            TYPE OF PERSON.

                  Not Applicable.

ITEM 4            OWNERSHIP.

                  Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

                  (a) Amount beneficially owned:

                           As of the date of hereof, 121,905,639 ordinary shares
                  are held by Edizione Holding S.p.A., a company incorporated under the laws of the Republic of Italy ("Edizione").

                           Approximately, 99.24% of Edizione's share capital is
                  beneficially owned by Ragione S.a.p.a. di Gilberto Benetton e C., a partnership organized under the laws of the Republic of Italy ("Ragione"), and consequently, Ragione has voting control and investment discretion over securities owned by Edizione.

                           Edizione and Ragione have beneficially held the
                  121,905,639 ordinary shares from the date of the initial public offering of Benetton on the New York Stock Exchange on June 8, 1989.

                   (b) Percent of class:

                       Edizione - 66.73%
                       Ragione - 66.73%

                           During the calendar year 2006, certain members of
                  Benetton's management exercised stock options with respect to the ordinary shares of Benetton. As a result of the exercise of such stock options by members of Benetton's management, the percentage ownership of each of Edizione and Ragione in the ordinary shares of Benetton has decreased since our filing of the Schedule 13G on February 14, 2006, to 66.73%.

                  (c) Number of shares as to which such persons have:

                       (i) Sole power to vote or to direct the vote:

                                Edizione - 121,905,639
                                Ragione - 121,905,639

                       (ii) Shared power to vote or to direct the vote:

                                Edizione - 0
                                Ragione - 0

                       (iii) Sole power to dispose or to direct the
                             disposition of

                                Edizione - 121,905,639
                                Ragione - 121,905,639

                       (iv) Shared power to dispose or to direct the
                            disposition of:

                                Edizione - 0
                                Ragione - 0

ITEM 5   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         Not Applicable.

ITEM 6   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         Approximately, 99.24% of Edizione's share capital is beneficially owned by Ragione, and consequently, Ragione has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities owned by Edizione. For more information with respect to Ragione's beneficial ownership in Benetton, please see Item 4 above.

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

         Not Applicable.

ITEM 8   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         Not Applicable.

ITEM 9   NOTICE OF DISSOLUTION OF GROUP.

         Not Applicable.

ITEM 10 CERTIFICATIONS.

         Not Applicable.

                                    SIGNATURE

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

         Date: February 7, 2007

                                           EDIZIONE HOLDING S.p.A.



                                           By:  /s/ Gianni Mion
                                                -----------------------------
                                                Name:  Gianni Mion
                                                Title: Chief Executive Officer

                                    SIGNATURE

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

         Date: February 7, 2007

                                     RAGIONE S.a.p.a. DI GILBERTO BENETTON E C.


                                      By:  /s/ Gilberto Benetton
                                           -----------------------------
                                           Name:  Gilberto Benetton
                                           Title: Chairman